James L. Janik
President and Chief Executive Officer
Douglas Dynamics, Inc.
7777 North 73rd Street
Milwaukee, Wisconsin 53223

May 4, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, NE
Washington D.C. 20549

Attention: Russell Mancuso

Re:
Douglas Dynamics, Inc.'s Amendment No. 7 to Registration Statement on Form S-1 Filed May 3, 2010 (File No. 333-164590)

Dear Mr. Mancuso:

        Douglas Dynamics, Inc. (the "Company," "we" or "our") has received your letter regarding the Company's Amendment No. 7 to Registration Statement on Form S-1 (File No. 333-164590) filed with the Securities and Exchange Commission (the "Commission") on May 3, 2010 (the "Registration Statement"). In response to your letter, the Company has clarified the disclosure on page 17 and included additional disclosure on page 67 in an Amendment No. 8 to the Registration Statement ("Amendment No. 8") filed with the Commission today.

        For your convenience, we have included with this letter a copy of Amendment No. 8.

*        *        *

        If you have questions, we stand ready to respond as quickly as possible. If you wish to contact Douglas, feel free to call me at 414-362-3940.

Sincerely,

/s/ James L. Janik

James L. Janik
President and Chief Executive Officer